CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 June 28, 2018


VIA EDGAR CORRESPONDENCE
------------------------

Frank Buda
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:         First Trust Series Fund (the "Trust")
                       File Nos. 811-22452 and 333-168727
                 ----------------------------------------------

Dear Mr. Buda:

      This letter responds to your comments, provided by telephone, regarding the amended registration statement filed on Form N-1A for First Trust Series Fund (the "Trust") with the Securities and Exchange Commission (the "Commission") on June 26, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust AQA(R) Equity Fund, a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      References to "Original Comments" refer to the comments and comment numbers contained in our response letter dated June 26, 2018.

COMMENT 1 - ANNUAL FUND OPERATING EXPENSES

      Your previous response to Original Comment 8 regarding refences to optional sales charge waivers by financial intermediaries indicated that because the decision to waive the sales commission is made at the financial intermediary level and is based on the individual relationship between the customer and the intermediary, the Fund is unable to disclose under what conditions the commission may be waived. If the Fund cannot specify such conditions, please remove all references to the potential waivers from the prospectus.

RESPONSE TO COMMENT 1

      In accordance with this comment, all references to the waiver have been removed from the prospectus and statement of additional information.


COMMENT 2 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      Please reconsider Original Comments 4 and 5 regarding the division of strategy information and risks between Item 4 and Item 9 of Form N-1A. Please revise the disclosure in accordance with IM Guidance Update 2014-08 and the Staff's position that Item 9 should could contain a more fulsome version of the summary information contained in Item 4.

RESPONSE TO COMMENT 2

      The prospectus has been revised in accordance with this comment.


COMMENT 3 - SHARE CLASSES

      In accordance with Original Comment 7 regarding the disclosure required by
Item 12(a)(5) of Form N-1A, please state expressly that information regarding the Fund's sales loads in not available on the Fund's website separately from the Fund's prospectus and statement of additional.

RESPONSE TO COMMENT 3

      In accordance with this comment, the following disclosure has been added to the prospectus:

            "Information regarding the sales charge applicable to the purchase of Fund shares is not available on the Fund's website separately from the Fund's prospectus and SAI."


COMMENT 4 - REDEMPTION OF FUND SHARES

      In accordance with Original Comment 11 regarding the disclosure required by Item 11(c)(7) of Form N-1A, please disclose the number of days it will take a redemption request to be processed if another method of payment (other than by check) is requested.

RESPONSE TO COMMENT 4

      In accordance with this comment, the following disclosure has been added to the prospectus:

            "Redemption requests for payment by a method other than by check will typically be processed the next business day after a redemption request is received, but in no event more than seven days after a request is received."


COMMENT 5 - REDEMPTION OF FUND SHARES

      In accordance with Original Comment 11 regarding the disclosure required by Item 11(c)(8) of Form N-1A, please disclose the methods the Fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind).

RESPONSE TO COMMENT 5

      In accordance with this comment, the prospectus has been revised to state:

            "The Fund typically expects to meet redemption requests through holdings of cash or cash equivalents and the sale of portfolio assets in both regular and stressed market conditions. Under unusual circumstances that make cash payments unwise and for the protection of existing shareholders, the Trust may meet redemption requests in-kind."


COMMENT 6 - REDEMPTIONS IN-KIND

      Please disclose additional details regarding how the Fund will effect in-kind redemptions (e.g., pro-rata, through individual securities or through a representative basket of securities).

RESPONSE TO COMMENT 6

      In accordance with this comment, the following disclosure has been added to the prospectus:

            "While the Fund does not intend to effect redemptions in-kind under normal circumstances, if the Fund does so, you may receive a pro-rata share of the Fund's securities, individual securities held by the Fund, or a representative basket of securities in the Fund's portfolio."


COMMENT 7 - STATEMENT OF ADDITIONAL INFORMATION

      Your previous response to Original Comment 14 stated that while the Fund has adopted a permissive investment policy that allows for a concentration in financial companies, the Fund recognizes that such a policy is not permitted under the Staff's current position regarding concentration, and therefore, the disclosure had been removed from the statement of additional information. Please revise the disclosure to include the original policy and add an explanatory note regarding the Fund's commitment not to concentrate in financial companies.

RESPONSE TO COMMENT 7

      The disclosure has been revised to include the original policy and the following disclosure has been added to the statement of additional information:

            "With respect to restriction (7) above, while the Fund has adopted a permissive investment policy that allows for a concentration in financial companies, the Fund recognizes that such a policy is not permitted under the SEC's current position regarding concentration. Therefore, the Fund will not concentrate its investments in financial companies or any industry or group of industries."


COMMENT 8 - SHARE CLASSES

      In accordance with Original Comment 15 regarding the disclosure required by Item 19(a)(3)(i) of Form N-1A, please revise the disclosure to include the method of calculating the advisory fee payable by the Fund, including the fee paid to the Sub-Advisor as a percentage of the Fund's net assets.

RESPONSE TO COMMENT 8

      The statement of additional information has been revised to state the following:

            "Pursuant to the Sub-Advisory Agreement among the Advisor, the Sub-Advisor and the Trust on behalf of the Fund, the Advisor has agreed to pay for the services and facilities provided by the Sub-Advisor through sub-advisory fees equal to the annual rate of 0.50% of the average daily net assets of the Fund, subject to the Sub-Advisor's agreement to waive its fee and reimburse the Advisor for one half of any amount of fees waived or reimbursed under the Expense Cap."

                                     * * *

      Please call me at (312) 845-3721 or Morrison Warren at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                        Sincerely yours,

                                        CHAPMAN AND CUTLER LLP



                                        By: /s/ Daniel J. Fallon
                                            ----------------------------------
                                                Daniel J. Fallon